Exhibit 21.1

Subsidiaries of the Registrant

STATE OR OTHER JURISDICTION OF
NAME OF SUBSIDIARY*	INCORPORATION OR ORGANIZATION
Calakol Software Development Private Limited	India
Ixia Europe Limited	United Kingdom
Ixia KK	Japan
Ixia SRL	Romania

*	The subsidiaries of the Registrant do not do business under any name other than as listed above.